UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________

SCHEDULE 14D-9
_______________________

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

 Epolin, Inc.
 (Name of Subject Company)

Epolin, Inc.
(Name of Person Filing Statement)

Common Stock, no par value
(Title of Class of Securities)

294276100
(CUSIP Number of Class of Securities)

Greg Amato
Chief Executive Officer
Epolin, Inc.
358-364 Adams Street
Newark, New Jersey 07105
(973) 465-9495
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copy To:

David M. Kaye, Esq.
Kaye Cooper Fiore Kay & Rosenberg, LLP
30A Vreeland Road, Suite 230
Florham Park, New Jersey 07932
(973) 443-0600
(973) 443-0609 (fax)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTORY STATEMENT

This Amendment No. 2 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Epolin, Inc., a New Jersey corporation (“Epolin” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 11, 2012, as amended by Amendment No. 1 filed with the SEC on May 30, 2012.  The Schedule relates to the tender offer by Polymathes Acquisition I Inc., a New Jersey corporation (the “Purchaser”) and a wholly-owned subsidiary of Polymathes Holdings I LLC, a New Jersey limited liability company (“Parent”), to purchase for cash all of the outstanding Shares at a purchase price of $0.22 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes.

Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 is hereby amended and supplemented by inserting the following subsection at the end of Item 8:

“Expiration of the Offer

The Offer expired at 5:00 PM, New York City time, on June 12, 2012 (the “Expiration Date”).  Based upon the final information provided by the depositary for the Offer, as of the Expiration Date, 10,239,351 Shares have been tendered and not withdrawn prior to the expiration of the Offer (which includes 14,500 shares tendered pursuant to notices of guaranteed delivery) which represents approximately 82.2% of all outstanding Shares on a fully diluted basis.  Purchaser has accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn in the Offer.

Following the completion of the Offer, Parent intends, subject to applicable legal requirements, to become the owner of 100% of the equity interests of Epolin by completing a merger of Purchaser and Epolin by means of a long-form merger pursuant to which each Share that is not tendered and accepted in the Offer would be cancelled and converted into the right to receive cash in an amount equal to the Offer Price.

The Purchaser has not exercised the Top-Up Option insofar that there are not sufficient authorized Shares available for issuance which would enable Purchaser to own, together with the number of Shares acquired by Purchaser pursuant to the Offer, one share more than 90% of the Shares then outstanding on a fully diluted basis in order to effect a short-form merger under New Jersey law.

On June 13, 2012, Epolin issued a press release announcing the results and expiration of the Offer.  A copy of the press release is filed as Exhibit (a)(9) hereto.”

ITEM 9.	EXHIBITS

Item 9 is hereby amended and supplemented by adding the following thereto:

“(a)(9)	Press Release issued by Epolin, Inc. on June 13, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Epolin, Inc. filed with the SEC on June 19, 2012).”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EPOLIN, INC.

Date: June 19, 2012	By:	/s/ Greg Amato
Greg Amato
Chief Executive Officer

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